EXHIBIT 99.1

Valneva Announces Full Exercise of Underwriters’ Option to Purchase Additional ADSs, Bringing Gross Proceeds of Global Offering to $107.6 Million

Saint-Herblain (France), May 10, 2021 – Valneva SE, a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need, announced today that the underwriters of its global offering of an aggregate of 7,082,762 new ordinary shares, consisting of a public offering of 2,318,881 American Depositary Shares (“ADSs”), each representing two ordinary shares  (the “U.S. Offering”), and a concurrent private placement of 2,445,000 ordinary shares in Europe (including in France) and other countries outside of the United States (the “European Private Placement”, and, together with the U.S. Offering, the “Global Offering”), have exercised in full their option to purchase up to 1,062,414 additional new ordinary shares in the form of 531,207 ADSs. The additional ADSs will be delivered concurrently with the closing of the Global Offering.

As a result, the total number of Valneva's ordinary shares (including in the form of ADSs) issued in the Global Offering amounts to 8,145,176 ordinary shares, including 5,700,176 ordinary shares represented by 2,850,088 ADSs, each representing two ordinary shares, bringing the gross proceeds of the Global Offering to approximately $107.6 million (€89.6 million).

Goldman Sachs, acting as the stabilizing agent on its own behalf and on behalf of the other underwriters, reported that no stabilization activities had been carried out and the stabilization period is now closed.

The Company has filed a registration statement, including a prospectus, relating to these securities with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on May 5, 2021. The offering was made by means of a prospectus and copies of the prospectus relating to and describing the terms of the Global Offering may be obtained from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 866-471-2526, facsimile: 212-902-9316, e-mail: prospectus-ny@ny.email.gs.com or Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at +1 877 821 7388 or by email at Prospectus_Department@Jefferies.com.

About Valneva SE

Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. The Company has leveraged its expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

For additional information, please contact:

Valneva Investor and Media Contacts
Laetitia Bachelot-Fontaine
Director Investor Relations & Corporate Communications
M +33 (0)6 4516 7099
investors@valneva.com

DISCLAIMER

This press release contains certain forward-looking statements concerning the Global Offering as well as the Company and its business, including its prospects, products and product candidate development. Such forward-looking statements are based on assumptions that the Company considers to be reasonable. However, there can be no assurance that the estimates contained in such forward-looking statements will be verified, which estimates are subject to numerous risks including the risks set forth in section 1.5 of the universal registration document of the Company registered with the AMF under number D.21-0286 on April 9, 2021 (copies of which are available on the Company’s website) and to the development of economic conditions, financial markets and the markets in which the Company operates. The forward-looking statements contained in this press release are also subject to risks not yet known to the Company or not currently considered material by the Company. The occurrence of all or part of such risks could cause actual results, financial conditions, performance or achievements of the Company to be materially different from such forward-looking statements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction. The registration statement can be accessed by the public on the website of the SEC.

This announcement is an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017, as amended (the “Prospectus Regulation”).

In France, the European Private Placement described above will take place solely as a placement to the benefit of categories of persons, in accordance with Article L. 225-138 of the “Code de commerce” and applicable regulations. The European Private Placement is reserved, in Europe (including in France), to "qualified investors", as that term is defined in Article 2(e) of the Prospectus Regulation.

In relation to each member state of the European Economic Area other than France (each, a “Relevant Member State”), an offer of the securities referred to herein is not being made and will not be made to the public in that Relevant Member State, other than: (i) to any legal entity which is a qualified investor as defined in the Prospectus Regulation; (ii) to fewer than 150 natural or legal persons per relevant member state; or (iii) in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of the securities referred to herein shall require the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation. For the purposes of the above, the expression an “offer to the public” in any Relevant Member State shall have the meaning ascribed to it in article 2(d) of the Prospectus Regulation.

This communication is being distributed only to, and is directed only at (a) persons outside the United Kingdom, (b) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), and (c) high net worth entities, and other persons to whom it may otherwise lawfully be communicated, falling within Article 49(2) of the Order (all such persons together being referred to as "relevant persons"). Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this communication or any of its contents.

This press release has been prepared in both French and English. In the event of any differences between the two texts, the French language version shall supersede.